Exhibit 1

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (“Agreement”), dated as of August 31, 2012, is made by and between USMD Holdings, Inc., a Delaware corporation (“Holdings”), and UANT Ventures LLP, a Texas limited liability partnership (“Ventures”).

WHEREAS, reference is made to that certain Contribution and Purchase Agreement by and among Holdings, Ventures, Urology Associates of North Texas, L.L.P., a Texas limited liability partnership (“UANT”), and USMD Inc., a Texas corporation (“USMD”), dated as of August 19, 2010 (as amended to date, the “Contribution Agreement”), pursuant to which Ventures and certain holders of USMD common stock shall acquire, on the Closing Date (as defined in the Contribution Agreement), shares of common stock of Holdings; and

WHEREAS, reference is made to that certain Agreement and Plan of Merger by and among Holdings, Ventures, UANT Acquisition Company, Inc., a Texas corporation, and The Medical Clinic of North Texas P.A., a Texas professional association (“MCNT”), dated as of December 1, 2011 (as amended to date, the “MCNT Merger Agreement”); and

WHEREAS, reference is made to that certain Agreement and Plan of Merger by and among Holdings, Ventures, UANT Acquisition Company No. 2, L.L.C., a Texas limited liability company, and Impel Management Services, L.L.C., a Texas limited liability company (“Impel”), dated as of December 15, 2011 (as amended to date, the “Impel Merger Agreement”); and

WHEREAS, on the Closing Date, certain interest holders of Ventures, UANT, USMD, MCNT and Impel shall enter into an Amended and Restated Partnership Agreement of Ventures (the “Ventures Agreement”) which shall provide that the various class members of Ventures shall have the right to designate persons to serve as members of the Board of Directors of Holdings (the “Board”) as more fully set forth therein; and

WHEREAS, in connection with the Contribution Agreement, the MCNT Merger Agreement, the Impel Merger Agreement and the Ventures Agreement, the parties thereto have a mutual understanding as to the governance of Holdings; and

WHEREAS, the parties desire to memorialize their mutual understanding as set forth herein;

NOW, THEREFORE, the parties agree as follows:

1. Holdings Board of Directors While Ventures is Majority Stockholder. So long as Ventures owns at least 50.1% of the outstanding shares of common stock of Holdings, the provisions of this Section 1 shall remain effective:

(a)	Nominations by Holdings. From and after the Closing Date, in nominating directors for election at any meeting of the Holdings’ stockholders, Holdings shall nominate a slate of directors in accordance with the board composition set forth in this Section 1 and will use its reasonable best efforts to cause the stockholders of Holdings to vote in favor of such slate of directors.

(b)	Size of Board. Ventures shall vote, or cause to be voted, all Shares owned by Ventures, or over which Ventures has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at ten (10) directors; provided, however, that the Board may elect to expand its size to eleven (11) directors, in which event, Ventures shall vote, or cause to be voted, all Shares owned by Ventures, or over which Ventures has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at eleven (11) directors. For the purposes of this Agreement, the term “Shares” shall mean and include any securities of Holdings, including without limitation all shares of common stock of Holdings, by whatever name called, now owned or subsequently acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(c)	Board Composition. From and after the Closing Date, Ventures shall vote, or cause to be voted, all Shares owned by Ventures, or over which Ventures has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of the stockholders of Holdings at which an election of directors is held or pursuant to any written consent of the stockholders of Holdings, the following persons shall be elected to the Board:

1)	Two (2) persons designated by holders of the Class A partnership interests of Ventures pursuant to the Ventures Agreement, which individuals shall initially be Patrick Collini, M.D. and James Saalfield, M.D.;

2)	Two (2) persons designated by holders of the Class B partnership interests of Ventures pursuant to the Ventures Agreement, which individuals shall initially be Paul Thompson, M.D. and Charles Cook, M.D.;

3)	Three (3) persons designated by holders the Class C and Class D partnership interests of Ventures, voting as a single class pursuant to the Ventures Agreement, which individuals shall initially be Steven Brock, M.D., Russell Dickey, M.D. and Khang Tran, M.D.;

4)	One (1) person designated by the holders of the Class A and Class B partnership interests of Ventures, voting as a single class pursuant to the Ventures Agreement, who shall be the Chairman of the Board, which individual shall initially be John House, M.D.; and

5)	Two (2) persons designated by the holders of the Class A and Class B partnership interests of Ventures, voting as a single class pursuant to the Ventures Agreement, who shall be “independent directors” within the meaning of the rules of the Nasdaq Capital Market, which individuals shall initially be Breaux Castleman and Gary Rudin.

To the extent that the Board determines to expand its size to eleven (11) directors, such additional director shall be an “independent director” within the meaning of the rules of the Nasdaq Capital Market. Such individual shall initially be designated by the holders of the Class C and Class D partnership interests of Ventures, voting as a single class pursuant to the Ventures Agreement. Upon the resignation or removal of such individual, future independent directors filling this seat shall be designated by a majority of the Board.

Notwithstanding anything in Section 1(c)(5) to the contrary, if, prior to the determination to expand the Board to eleven (11) directors, the holders of the Class C and Class D partnership interests of Ventures shall have appointed a successor director to replace an independent director pursuant to the second paragraph of Section 1(e)(2), then the additional director and any replacements for the additional director shall be designated by a majority of the Board.

(d)	Failure to Designate a Board Member. In the absence of any designation from the persons or groups with the right to designate a director of Holdings as specified above, the director previously designated by them and then in service shall be renominated and elected to serve on the Board.

(e)	Removal of Board Members. Ventures shall vote, or cause to be voted, all Shares owned by Ventures or over which Ventures has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

1)	no director designated by a class or classes of partnership interests of Ventures pursuant to Section 1 of this Agreement may be removed from office unless such removal is directed or approved by the holders of the class or classes of partnership interests of Ventures entitled to designate such director pursuant to the Ventures Agreement;

2)	any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1 of this Agreement shall be filled by a majority of those remaining directors designated by the same class or classes of partnership interests of Ventures entitled to designate the vacated directorship pursuant to the Ventures Agreement, and failing the existence of any remaining directors or the ability to obtain a majority determination within 10 days of the occurrence of the vacancy, such vacancy shall be filled by a majority of the Board, provided that the director selected to fill such vacancy is first approved by the affirmative vote of the holders of the class or classes of partnership interests of Ventures entitled to designate the vacated directorship pursuant to the Ventures Agreement; provided, however, that the holders of the Class C and Class D partnership interests of Ventures, voting as a single class pursuant to the Ventures Agreement, shall have the right to fill a vacancy created by the resignation, removal or death of an independent director elected pursuant to Section 1(c) but only in the event the holders of such Class C and Class D partnership interests shall not have previously appointed an additional independent director pursuant to Section 1. Following either (i) the filling of such a vacancy by the holders of Class C and Class D partnership interests pursuant to this Section 1 or (ii) the appointment of an additional independent director by the holders of Class C and Class D partnership interests pursuant to Section 1(c)(5), any additional vacancies in the office of an independent director shall be filled by a majority of the Board; and

3)	upon the written request of the class of partnership interests of Ventures entitled to designate such director pursuant to the Ventures Agreement to remove such director, such director shall be removed.

2. Holdings Board of Directors While Ventures is not Majority Stockholder. If Ventures owns less than 50.1% but 20% or more of the outstanding shares of common stock of Holdings, Holdings shall nominate and shall use its reasonable best efforts to cause the election and maintenance in office of the nearest whole number of designees of Ventures that would constitute a proportion of the Board equal to Ventures’ proportionate ownership of the outstanding shares of common stock of Holdings; provided, however, that the number of designees of Ventures shall in no event be less than two designees. Only Ventures may remove a director designated by it. If Ventures determines to remove a director designated by it, or if such designated director should resign or otherwise be unable to serve, Holdings will take all required action that may be required in order to appoint a successor designated by Ventures.

3. Termination. This Agreement will terminate and be of no further force or effect (i) at any time that Ventures owns less than 20% of the outstanding shares of common stock of Holdings or (ii) immediately before the closing of an acquisition of Holdings by another entity by consolidation, merger or other reorganization in which Ventures will own, immediately after the acquisition transaction, securities representing less than 20% of the voting power of Holdings or other entity surviving such transaction.

4. Amendment. Neither this Agreement nor any term of this Agreement may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by both Holdings and Ventures.

5. Delays and Omissions. No delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement will impair any such right, power or remedy of such non-breaching party, and it will not be construed to be a waiver of any such breach or default or a waiver of any similar breach or default thereafter occurring, and no waiver of any single breach or default will be deemed a waiver of any other breach or default occurring before or after such single breach or default. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, or any waiver by any party of any provisions or conditions of this Agreement, must be in writing and will be effective only to the extent specifically set forth in such writing.

6. Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, then this Agreement will continue in full force and effect without such provision, and the parties agree to negotiate, in good faith, a legal and enforceable substitute provision which most nearly reflects the parties’ intent in entering into this Agreement.

7. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be enforceable against the parties that execute such counterparts, and all of which together will constitute one instrument.

8. Governing Law. This Agreement will be governed in all respects by the laws of Delaware.

9. Specific Performance. The parties hereby acknowledge and agree that each party hereto will be irreparably damaged in the event that any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each party hereto shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having appropriate jurisdiction.

10. Effective Date. This Agreement shall be effective as of the Closing Date of the Contribution Agreement. Unless and until the Contribution Agreement is consummated, this Agreement shall have no force and effect.

Executed as of the date first written above.

USMD Holdings, Inc., a Delaware corporation

By:

Name:	John House, M.D.
Title:	President

UANT Ventures, L.L.P., a Texas limited liability partnership

By:
Name:	Mark McCurdy, M. D.
Title:	Authorized Partner